November 09, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    MiTio, Inc.

Offering Statement on Form 1-A

File No. 024-10741

Dear Mr. Dobbie,

On behalf of MiTio, Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Monday 13th, 2017..

In making this request, MiTio, Inc., acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve MiTio, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•MiTio, Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 678-458-1671 or by e-mail at nelvamlee@gmail.com.

Sincerely,

/s/ Dr. Nelva Lee

By: Dr. Nelva Lee

Its: Chief Executive Officer